Exhibit 34.e


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REGULATION AB ITEM 1122 SERVICING PLATFORM

Deutsche Bank Trust Company Americas

December 31, 2007

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             Report of Independent Registered Public Accounting Firm


Board of Directors
Deutsche Bank Trust Company Americas

We have examined management's assertion, included in the accompanying Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that Deutsche Bank Trust Company Americas (the "Company"), a subsidiary of Deutsche Bank, complied with the specified servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's Regulation AB for the Company's role as subservicer of the construction component of the Waterview Office Building in Rosslyn, Virginia, in accordance with the MRI Waterview Mortgage Loan, a loan in Comm 2007-C9, as of December 31, 2007 and for the period from August 14, 2007 to December 31, 2007, except for 1122 (d)(1)(iii), 1122 (d)(2)(i), 1122 (d)(2)(vi),
1122 (d)(3), 1122 (d)(4)(ii) through 1122 (d)(4)(v), 1122 (d)(4)(vii) through
1122 (d)(4)(ix), 1122 (d)(4)(xi), 1122 (d)(4)(xii), 1122 (d)(4)(xiv), and 1122
(d)(4)(xv), which the Company has determined are not applicable to the activities performed by them with respect to the servicing platform covered by this report. Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the servicing activities and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. Although the Company is responsible for assessing compliance with 1122 (d)(1)(ii), 1122
(d)(4)(i), and 1122 (d)(4)(vi) of Regulation AB, there were no servicing activities performed by the Company during the period from August 14, 2007 to December 31, 2007 that required these servicing criteria to be complied with. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.





                   A Member Practice of Ernst & Young Global
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In our opinion, management's assertion that the Company complied with the aforementioned servicing criteria as of December 31, 2007 and for the period from August 14 to December 31, 2007 for the construction component of the Waterview Office Building in Rosslyn, Virginia, in accordance with the MRI Waterview Mortgage Loan, a loan in Comm 2007-C9, is fairly stated, in all material respects.



February 29, 2008                                        /s/ Ernst & Young LLP